JPMORGAN TRUST I

245 PARK AVENUE

NEW YORK, NEW YORK 10167

VIA EDGAR

January 27, 2011

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:   JPMorgan Trust I (“Trust”);

File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 132

Dear Mr. Di Stefano:

This letter is in response to the comments you provided on January 10, 2011 with respect to JPMorgan Tax Aware Income Opportunities Fund (the “Fund”). Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the 1933 Act, which will become automatically effective on February 21, 2011 pursuant to the Rule.

PROSPECTUS COMMENTS

Investment Objective

1.	Comment: The Fund’s investment objective is to “provide total return.” Shouldn’t the investment objective be “income” given the Fund’s name?

Response: The reference to “income” in the Fund’s name refers to the Fund’s strategy of investing in municipal securities and not the investment objective of the Fund. The current disclosure under “What are the Fund’s main investment strategies?” highlights this reason for the Fund’s name and provides as follow:

“ ‘Tax Aware Income’ in the Fund’s name refers to the Fund’s strategy of investing in municipal securities and balancing investment considerations with tax considerations.”

Consistent with the Fund’s name and as disclosed in the Risk/Return Summary, the Fund has a policy to invest at least 80% of its assets in municipal securities.

Fees and Expenses of the Fund

2.	Comment: Please delete the parenthetical “under $1 million” from the Maximum Deferred Sales Charge (Load) line item.

Response: Absent this disclosure in the fee tables, potential investors may not understand that certain purchases of Class A Shares are subject to a CDSC. We believe that it is appropriate for investors contemplating the purchase of shares to be aware of all potential fees to which they may become subject pursuant to an investment in the Fund. The “(under $1 million)” language in the fee table alerts shareholders to an important exception to the general fact that Class A Shares lack a contingent deferred sales charge and goes directly to the question of suitability of particular classes for particular shareholders. As a result, we are retaining the “under $ 1 million” in the disclosure.

Main Investment Strategies

3.	Comment: Please identify whether the Fund employs any maturity, duration, or credit quality strategies as a principal strategy of the Fund.

Response: The Fund is flexible and is not required to buy securities of a specific duration or maturity. With respect to credit quality, the Fund may invest up to 50% of its total assets in securities rated below investment grade. As a result, the Fund has included appropriate risk disclosure concerning junk bonds in the Risk Return Summary.

4.	Comment: The Risk Return Summary discloses that the Fund “uses other tax efficient strategies including investing in taxable securities where after-tax return is favorable.” What is meant by “taxable securities where after-tax return is favorable?”

Response: The current disclosure is designed to indicate that the Fund may purchase taxable securities when portfolio management determines that the after tax return on a taxable security is favorable as compared to alternative municipal securities. For example, the Fund may purchase a taxable security that is returning 10% on a before-tax basis and 6% on an after-tax basis (assuming a 40% effective tax rate) as compared to a municipal security that is returning 5%.

5.	Comment: Please review the guidance with respect to derivatives provided by the staff of the SEC to the Investment Company Institute in a letter dated July 30, 2010 (“Derivatives Letter”). The disclosure concerning the use of derivatives is too detailed and needs to be further summarized.

Response: The current disclosure will be revised as follows and the deleted information will be moved to the statutory prospectus:

“As part of its derivatives strategies, the Fund may use “relative value” strategies. “Relative value” strategies seek to exploit pricing discrepancies between individual securities or market sectors. ~~The Fund will generally sell a security that the Fund’s adviser believes is overvalued and purchase another security that it believes is undervalued. At times, relative value of a particular security will be measured against cash, in which case there will be no offsetting trade of an undervalued security.~~ The Fund’s relative value strategies use combinations of securities and investments and include: (1) municipal security trades such as purchasing a credit default swap related to a municipal security or an index of municipal securities and selling a credit default swap on a similar municipal security or index of municipal securities, (2) long/short strategies such as selling a bond with one maturity and buying a bond with a different maturity to take advantage of the yield/return between the maturity dates, and (3) other combinations of fixed income securities and derivatives. Derivatives, which are instruments that have a value based on another instrument, exchange rate or index, may be used as substitutes for securities in which the Fund can invest. The Fund may use futures contracts, options (including options on interest rate futures contracts and interest rate swaps), swaps and credit default swaps individually or as part of its relative value strategy to manage duration, sector and yield curve exposure and credit and spread volatility. The Fund may also use these instruments to increase gain to the Fund or to hedge interest rate risk and volatility.”

It is anticipated that derivatives will be a significant investment of the Fund and the current disclosure provides important, specific information to investors about which derivatives may be utilized as a principal strategy and how they will be used.

Investment Risks

6.	Comment: The “Derivatives Risk” disclosure in the Risk/Return Summary and is generic and is not tailored to the specific derivatives in which the Fund invests.

Response: We respectfully disagree. We believe the current disclosure in the “The Fund’s Main Investment Risks” including “Derivatives Risks,” and “Strategy Risk” complies with the requirements of the Derivatives Letter and describes with specificity the principal risks that the Fund is exposed to through its investments in derivatives either alone or in conjunction with its relative value strategies.

Management

7.	Comment: The table should be revised to indicate that the portfolio management team began managing the Fund in 2011 consistent with the effective date of the registration statement.

Response: The proposed revision will be made.

More About the Fund

8.	Comment: Please designate which of the strategies and risks in the “More About the Fund” section are principal and which are not.

Response: The section will be revised to indicate that all of the strategies described in the section are principal except as designated. In addition, the disclosure will be revised to identify non-principal strategies of the Fund (e.g., short selling).

In connection with your review of the Fund’s Post-Effective Amendment No. 132 filed by the Trust on December 7, 2010, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 248-5749.

Sincerely,

/s/ Jessica K. Ditullio
Jessica K. Ditullio Assistant Secretary

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